

August 5, 2011

Via E-mail
Mr. Christopher Mattheisen
Chairman and Chief Executive Officer
Magyar Telekom Telecommunications Public Limited Company
Budapest, 1013
Krisztina krt. 55
Hungary

> **Re:** **Magyar Telekom Telecommunications Public Limited Company**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 24, 2011**
> **File No. 001-14720**

Dear Mr. Mattheisen:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Financial Statements

19.2 Legal cases, page F-79

36.2 Contingent liabilities, page F-102

1.   We note your disclosure stating that for certain legal cases information required under IAS 37 is not disclosed, if you have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings. Please explain to us, in detail, the nature of each legal matter where you have not provided all of the disclosures required under IAS 37. With respect to each legal matter, identify each required disclosure not provided and describe the specific facts and circumstances that were the basis for management concluding that if the disclosure had been provided it would have seriously

prejudiced the outcome of the proceedings. Also, with respect to each legal matter, please quantify for us your estimate of the amount of possible loss or range of possible loss.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director